Exhibit 107

 Calculation of Filing Fee Tables

424(b)(2)

(Form Type)

Philip Morris International Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
	Debt	4.750% Notes due 2027	457(r)	$750,000,000	99.373%	$745,297,500	$147.60 per $1,000,000	$110,005.91
Fees to Be Paid	Debt	4.875% Notes due 2029	457(r)	$1,000,000,000	99.070%	$990,700,000	$147.60 per $1,000,000	$146,227.32
	Debt	5.125% Notes due 2031	457(r)	$1,250,000,000	98.557%	$1,231,962,500	$147.60 per $1,000,000	$181,837.67
	Debt	5.250% Notes due 2034	457(r)	$1,750,000,000	97.811%	$1,711,692,500	$147.60 per $1,000,000	$252,645.81
	Total Offering Amounts			$4,750,000,000		$4,679,652,500
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$690,716.71